Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

Onconetix, Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common Stock	(1)	Other	100,000,000	$0.80	$80,000,000.00	0.0001381	$11,048.00

Total Offering Amounts:							$80,000,000.00		11,048.00
Total Fees Previously Paid:
Total Fee Offsets:									0.00
Net Fee Due:									$11,048.00

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Offering Note(s)

(1)	Fee calculated pursuant to SEC Rule 457 (c) using the average of the high ($0.82) and low price ($0.78) per share of the Common Stock on August 11, 2026